Exhibit 99.1

Investor Contacts

Alcobra Investor Relations

IR@alcobra-pharma.com

ALCOBRA ANNOUNCES FIRST QUARTER 2017 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Tel Aviv, Israel – May 30, 2017 – Alcobra Ltd. (NasdaqGM: ADHD) today announced financial results for the three months ended March 31, 2017, and provided a corporate update.

First Quarter and Recent Corporate Updates:

•	Alcobra recently announced that Dr. Yaron Daniely will step down as Chief Executive Officer and President, and will be appointed the Chairman of the Board of Directors, effective June 1, 2017. David Baker, the Company’s Chief Commercial Officer for the last three years, will be appointed Interim Chief Executive Officer.

•	Alcobra continues to advance the development of its proprietary Abuse-Deterrent, Amphetamine Immediate Release (ADAIR) product candidate for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). An Investigational New Drug (IND) application is expected to be filed with the U.S. Food and Drug Administration (FDA) in the third quarter of this year.
•	Alcobra, together with its financial advisors, continues to evaluate strategic opportunities to expand its pipeline and enhance value for all its shareholders.
•	Alcobra is currently in the process of aligning its resources with the corporate strategy, including a significant reduction in force. Management expects these adjustments to result in an approximately 40% reduction in ongoing fixed costs (excluding any one-time charges), expected to be completed, absent any change in overall corporate strategy, by the end of the second quarter of this year. Management will continue to evaluate needed resources on an ongoing basis.

First Quarter Ended March 31, 2017 Financial Results:

•	Cash, marketable securities, and deposits totaled $45.3 million at March 31, 2017 and compared with $50.2 million at December 31, 2016 and $65.2 million at March 31, 2016.
•	Total operating expenses in the first quarter 2017 were $3.6 million, compared with $5.2 million in the first quarter 2016.
•	Net operating expenses, excluding non-cash stock based compensation of $0.5 million in the first quarter 2017 were $3.1 million, compared with $4.5 million in the first quarter 2016.
•	Research and development (R&D) expenses in the first quarter 2017 were $2.1 million, compared with $3.4 million in the first quarter 2016. The decline in R&D expenses is mainly driven by the termination of the MEASURE study.
•	General and administrative (G&A) expenses in the first quarter 2017 were $1.2 million, compared with $1.5 million in the first quarter 2016.

About Alcobra
Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of new medications. For more information, please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward-looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing of filing an IND and then NDA for ADAIR, if filed at all, evaluating strategic opportunities to expand the Company's pipeline and enhance shareholder value, aligning resources with corporate strategy, reduction in force and in ongoing fixed costs, and the timing thereof. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

# # #

1

Alcobra Ltd.

Consolidated Statements of Comprehensive Loss

(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)

Research and development	$2,060	$3,362
Pre commercialization expenses	393	412
General and administrative	1,180	1,458

Total operating expenses	3,633	5,232

Financial income, net	(125)	(172)

Loss before taxes on income	3,508	5,060
Taxes on income	12	26

Net loss attributable to holders of Ordinary shares	$3,520	$5,086

Unrealized gain on available-for-sale marketable securities	2	-

Total comprehensive loss	$3,518	$5,086

Net basic and diluted loss per share	$(0.13)	$(0.18)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,795	27,562,239

2

Alcobra Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	March 31, 2017	December 31, 2016
	(Unaudited)
Current assets:
Cash and cash equivalents	$4,674	$2,304
Short-term bank deposits	29,000	33,000
Marketable securities	11,578	14,938
Prepaid expenses and other receivables	921	1,057

Total current assets	46,173	51,299

Long-term assets:
Other long-term assets	27	29
Property and equipment, net	219	240

Total long-term assets	246	269

Total assets	$46,419	$51,568

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$488	$528
Accrued expenses and other liabilities	1,702	3,812

Total current liabilities	2,190	4,340

Shareholders’ equity:
Ordinary shares	74	74
Additional paid-in capital	143,299	142,780
Accumulated other comprehensive loss	(4)	(6)
Accumulated deficit	(99,140)	(95,620)

Total shareholders’ equity	44,229	47,228

Total liabilities and shareholders’ equity	$46,419	$51,568

3

Alcobra Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net loss	$(3,520)	$(5,086)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	22	15
Amortization of premium on marketable securities	27	-
Stock based compensation	519	736
Change in operating assets and liabilities:
Prepaid expenses and other receivables	136	187
Other long-term assets	2	(47)
Trade payables	(40)	54
Accrued expenses and other liabilities	(2,110)	(296)
Net cash used in operating activities	(4,964)	(4,437)

Cash flow from investing activities:

Purchase of property and equipment, net	(1)	(23)
Proceeds from (investment in) marketable securities	3,335	(3,739)
Proceeds from (investment in) bank deposits, net	4,000	5,022

Net cash provided (used in) by investing activities	7,334	1,260

Cash flow from financing activities:

Exercise of options	-	6

Net cash provided by financing activities	-	6

Increase (decrease) in cash and cash equivalents	2,370	(3,171)

Cash and cash equivalents at the beginning of the period	2,304	16,658

Cash and cash equivalents at the end of the period	$4,674	$13,487

4